Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), June 29, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
22/06/2026	10,000	305.8022	3,058,022.00	10,026	349.0887	3,499,963.31	3,055,135.57	20,026	305.2610	6,113,157.57
23/06/2026	25,000	303.2691	7,581,727.50	8,696	344.9747	2,999,899.99	2,633,339.18	33,696	303.1537	10,215,066.68
24/06/2026	1,821	304.9453	555,305.39	—	—	—	—	1,821	304.9453	555,305.39
25/06/2026	2,010	306.7419	616,551.22	—	—	—	—	2,010	306.7419	616,551.22
26/06/2026	2,366	309.7923	732,968.58	2,722	367.3591	999,951.47	877,073.48	5,088	316.4391	1,610,042.06
Total	41,197	304.5021	12,544,574.69	21,444	349.7395	7,499,814.77	6,565,548.22	62,641	305.0737	19,110,122.91

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till June 26, 2026, the total invested consideration has been:
•Euro 137,925,977.76 for No. 468,979 common shares purchased on the EXM
•USD 34,998,176.45 (Euro 30,154,155.60*) for No. 102,681 common shares purchased on the NYSE.

As of June 26, 2026 the Company held in treasury No. 17,991,331 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.28% of the then total issued common shares. Including the special voting shares, the Company held in treasury 9.59% of the then total issued share capital. For the avoidance of doubt, the cancellation of treasury shares, as approved

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

by the Annual General Meeting of Shareholders of the Company held on April 15, 2026, has not yet been effectuated and therefore has not been taken into account for such calculations.

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until June 26, 2026, the Company has purchased a total of 1,457,105 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 428,838,218.38.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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